Questcor Pharmaceuticals, Inc.

1300 North Kellogg Drive, Suite D

Anaheim, California 92807

June 16, 2014

VIA EDGAR

Mr. Joel Parker, Accounting Branch Chief

Mr. Jeffrey P. Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Questcor Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 26, 2014

File No. 001-14758

Dear Mssrs. Parker and Riedler:

We refer to the U.S. Securities and Exchange Commission (the “Commission”) staff’s (“the Staff’s”) review of the above-referenced filing of Questcor Pharmaceuticals, Inc. (“Questcor” or the “Company”).

Per the Staff’s request on June 13, 2014, we are submitting as Exhibit A hereto the Company’s SAB 108 / SAB 99 analysis relating to the immateriality to Questcor (on a standalone basis) of a potential change in the accounting treatment for the contingent consideration liability of Questcor under its license agreement for Synacthen.

* * * *

Pursuant to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (714) 786-4200 should you have further comments or if you require any additional information.

Respectfully yours,

/s/ Rajesh Asarpota

Rajesh Asarpota

Senior Vice President, Chief Financial Officer

cc:	Mary Mast, the Commission

Jim B. Rosenberg, the Commission

R. Scott Shean, Esq., Latham & Watkins LLP

EXHIBIT A

Value of Synacthen Asset Accounted for Under FAS5

SAB108 Analysis

Initially, the Company measured the contingent liability in the Synacthen acquisition as a derivative because it believed it met the definition of a derivative under FASB ASC 815, “Derivatives and Hedging”, and would require that it be recognized at fair value. The SEC staff has indicated to us that they disagree with our original derivative accounting. The Company has now determined that the original accounting should have been done under ASC 450 “Contingencies.” If the Company measures the asset and related liability based on the criterion of probable and reasonably estimable as outlined in ASC 450, the Company does not believe there would be a material change in the financial statements for the periods June 30, 2013, September 30, 2013, December 31, 2013 and March 31, 2014.

Per Section 10 (a)-(d) of the Novartis License Agreement, we noted that the first three milestones of $75 million, in conjunction with the initial payment of $60 million are all non-contingent and therefore should be included in the initial accounting of the IPR&D asset and a liability recorded for the non-contingent future payments. Next, we reviewed the other obligations per Section 10(e) in the agreement using ASC 450-20-25-2 noting that a liability has been incurred through a contractual obligation when the agreement was executed, and noting that the fourth and fifth milestone payments were probable and estimable, and therefore should be recorded at the time of execution. Note that this probability result was consistent with the probability analysis we previously used under the derivative approach for these payments (i.e. our derivative model, when developed, reflected the fourth and fifth payments as probable of being paid). These are contractual in nature and are required to be paid by us unless a competitor drug obtains FDA approval. We believe that it is unlikely that a competing drug will be approved within the next several years. If this were to occur, which we do not think is likely, we would treat as a gain contingency at that time by derecognizing the liability as a legal release from the contract per ASC 405-20-40-1(b). Therefore, we believe the best estimate of the value of the IPRD asset and related liability is the sum total of the payment made upon acquisition, the first three non-contingent milestone payments and the fourth and fifth anniversary payments for a total of $185 million. Further, the subsequent contingent annual payments are not probable as of the date of the acquisition. Also, after consideration, we determined that the milestone payment due upon FDA approval, the future annual contingent annual milestone payments after year five, and the minimum royalty obligations are not probable at this time.

SAB 108 and SAB 99 Materiality Analysis

To determine materiality, the Company utilized SEC Staff Accounting Bulletin (“SAB”) No. 108 “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” and SAB No. 99 “Materiality”. In determining materiality, one must look at both the quantitative impact and the qualitative impact on the financial statements. A matter is material if there is a substantial likelihood that a reasonable person would consider it important. The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

In the context of a misstatement of a financial statement item, while the total mix includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. Therefore, the Company must consider both quantitative and qualitative factors in assessing an item’s materiality.

Based on the Company’s analysis, it has determined that the financial statement impact of using ASC 450 to value the IPRD asset and related liability versus using ASC 815 to fair value the contingent consideration of the related liability associated with the acquisition of Synacthen is immaterial to the financial statements and would not change or influence the judgment of a reasonable person relying upon such report.

Quantitative Analysis

Below is a synopsis of the quantitative impact as of and for the three months ended June 30, 2013, September 30, 2013, December 31, 2013 and March 31, 2014, as well as the year to date 2013 financial statements:

	Three Months Ended				YTD
	6/30/2013	9/30/2013	12/31/2013	3/31/2014	6/30/2013	9/30/2013	12/31/2013
Net Income, as reported	69,123	94,441	89,983	74,310	108,185	202,626	292,609
Adjustment, amortization net of tax	(182)	(18)	231	100	(182)	(200)	31
Adjustment, fair value net of tax	0	1,133	1,147	1,136	0	1,133	2,280

Total Adjustment net of tax	(182)	1,115	1,378	1,236	(182)	933	2,311
Net Income, as adjusted	68,941	95,556	91,361	75,546	108,003	203,559	294,920
Adjustment as a % of Net Income	-0.3%	1.2%	1.5%	1.6%	-0.2%	0.5%	0.8%

EPS, as reported	$1.12	$1.52	$1.44	$1.20	$1.79	$3.32	$4.76
Adjustment, amortization net of tax	$(0.00)	$(0.00)	$0.00	$0.00	$(0.00)	$(0.00)	$0.00
Adjustment, fair value net of tax	$—	$0.02	$0.02	$0.02	$—	$0.02	$0.04

Total Adjustment net of tax	$(0.00)	$0.02	$0.02	$0.02	$(0.00)	$0.02	$0.04
EPS, as adjusted	$1.12	$1.54	$1.46	$1.22	$1.79	$3.34	$4.80
Adjustment as a % of EPS	-0.3%	1.2%	1.5%	1.6%	-0.2%	0.5%	0.8%

	6/30/2013	9/30/2013	12/31/2013	3/31/2014
Total Assets, as reported	539,728	691,625	736,354	828,396
Reversal of IPRD Asset, fair value	(175,777)	(194,108)	(191,451)	(188,988)
Recording of IPRD Asset, probable	184,460	182,147	179,834	177,521
Deferred Tax Asset net adjustment	89	(460)	(1,138)	(1,762)

Total Asset Adjustment	8,772	(12,421)	(12,755)	(13,229)
Total Assets, as adjusted	548,500	679,204	723,599	815,167
Adjustment as a % of Total Assets	1.6%	-1.8%	-1.8%	-1.6%
Total Liabilities, as reported	277,480	306,832	336,990	359,599
Reversal of IPRD Liability, fair value	(116,046)	(138,354)	(140,066)	(141,761)
Recording of IPRD Liability, probable	125,000	125,000	125,000	125,000

Total Liability Adjustment	8,954	(13,354)	(15,066)	(16,761)
Total Liabilities, as adjusted	286,434	293,478	321,924	342,838
Adjustment as a % of Total Liabilities	3.1%	-4.6%	-4.7%	-4.9%

SAB 108 requires that errors be evaluated under both the “rollover” method and the “iron curtain” method. The “rollover” method quantifies income statement errors based on the amount by which the income statement is actually misstated – including the reversing effect of any prior errors. Identified misstatements in the previous period that were not corrected need to be considered to determine the “carryover effects.” The “iron curtain” method quantifies income statement errors based on the amount by which the income statement would be misstated if the accumulated amount of the errors that remain in the balance sheet were corrected through the income statement in that period. Below is an analysis which encompasses both the “rollover” method and the “iron curtain” method:

	Three Months Ended						YTD
	6/30/2013	9/30/2013	12/31/2013	3/31/2014	6/30/2014		9/30/2013	12/31/2013	3/31/2014	6/30/2014
Reversal of Amortization Expense (1)	(269)	(2,286)	(2,657)	(2,463)			(2,555)	(5,212)	(2,463)
Reversal of Change in Fair Value (2)	0	(1,691)	(1,712)	(1,695)			(1,691)	(3,403)	(1,695)
Income Tax Expense (3)	89	1,312	1,442	1,372			1,401	2,843	1,372
Adjusted Amortization Expense (4)	540	2,313	2,313	2,313			2,853	5,166	2,313
Adjusted Income Tax Expense (5)	(178)	(763)	(763)	(763)			(941)	(1,705)	(763)

Total	182	(1,115)	(1,378)	(1,236)			(933)	(2,311)	(1,236)
Net Income, as adjusted	68,941	95,556	91,361	75,546			203,559	294,920	75,546
EPS, as adjusted	$1.12	$1.54	$1.46	$1.22			$3.34	$4.80	$1.22

Iron Curtain	182	(933)	(2,311)	(3,547)	(3,547	) (6)	(933)	(2,311)	(3,547)	(3,547	) (6)
As a % of Net Income	0.3%	-1.0%	-2.5%	-4.7%			-0.5%	-0.8%	-4.7%
As a % of EPS	0.3%	-1.0%	-2.5%	-4.7%			-0.5%	-0.8%	-4.7%

Rollover	182	(1,115)	(1,378)	(1,236)	(3,547	) (6)	(933)	(2,311)	(3,547)	(3,547	) (6)
As a % of Net Income	0.3%	-1.2%	-1.5%	-1.6%			-0.5%	-0.8%	-4.7%
As a % of EPS	0.3%	-1.2%	-1.5%	-1.6%			-0.5%	-0.8%	-4.7%

(1)	Represents the reversal of the amortization expense associated with the Synacthen asset recorded at fair value.
(2)	Represents the reversal of the change in fair value associated with the Synacthen liability recorded as a derivative.
(3)	Represents the income tax expense adjustment associated with the reversal of (1) and (2) at the income tax rates associated with the periods noted above.
(4)	Represents the amortization expense associated with the Synacthen asset recorded using the probable and estimable contingent loss criteria.
(5)	Represents the related income tax expense associated with (4) at the income tax rates associated with the periods noted above.
(6)	Impact not expected to be material for the three and six months ended June 30, 2014 based on results to date and historical results.

Based on the above analysis, the Company has concluded that the change in the methodology for recording the IPRD asset and related liability as of and for the three months ended June 30, 2013, September 30, 2013, December 31, 2013 and March 31, 2014, as well as the year to date financials for the periods ended June 30, 2013, September 30, 2013 and December 31, 2013 is quantitatively immaterial to the previously issued financial statements under the “rollover” method. Additionally, based on the analysis above, a correction as an “out of period” adjustment would not materially misstate the year in which it will be correct (2014) and would not materially misstate the interim period in which it will be corrected (June 30, 2014).

Qualitative Analysis

In determining whether the change in methodology used to record the IPRD asset and related liability from 815 to 450 is qualitatively material to the financial statements, the Company must evaluate whether such change would impact the market’s reaction to the accounting information.

In doing so, the Company asked itself the following questions:

1.	Did the adjustment arise from an item capable of precise measurement or from an estimate? The error / adjustment itself stemmed from a difference in the interpretation of GAAP.

2.	Does the adjustment mask a change in earnings or other trends? The Company does not believe that the adjustment masks a change in earnings or other trends. In fact, the adjustment results in an increase in reported earnings and EPS. Additionally, the Company has not received any inquiries from investors or analyst, since the acquisition, regarding the GAAP accounting treatment for Synacthen. It has received inquiries about the status of the Synacthen development program.

3.	Does the adjustment hide a failure to meet analysts’ consensus in expectations of the enterprise? No. Additionally, the Company typically uses Non-GAAP EPS to discuss results. As the impact above to EPS has been determined to be immaterial, and as a portion of the impact would be removed for the calculation of Non-GAAP EPS as fair value movements are removed, the impact to Non-GAAP EPS would be smaller than that shown above. Therefore, no material impact on other metrics used by the Company.

4.	Does the adjustment change a loss into income or vice versa? No, the adjustment did not change the Company’s reported net income to a net loss position.

5.	Does the adjustment concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability? The Questcor operating segment contains the material portion of the Company’s assets, revenues, operations and activities. Other operating segments are immaterial to the Company and as such, considering the segment on its own does not impact the consolidated materiality analysis.

6.	Does the adjustment affect the Company’s compliance with regulatory requirements? No, the adjustment does not affect the Company’s compliance with either the U.S. Securities and Exchange Commission (“SEC”) or the U.S. Food and Drug Administration (“FDA”).

7.	Does the adjustment affect the Company’s compliance with loan covenants or other contractual requirements? No, the Company is not subject to loan covenants.

8.	Does the adjustment effect management’s compensation? No

9.	Does the adjustment involve a concealment of an unlawful transaction? No, the adjustment does not attempt to conceal or mislead the investing public.

10.	Has the price of the Company’s securities demonstrated volatility in response to certain types of disclosures which provide guidance as to whether investors regard quantitatively small misstatements as material? The Company has previously disclosed adjustments to prior period estimates ($11M CMS prior year rebate accrual) and the price has not significantly fluctuated in response to these types of disclosures. As such, the disclosure of this error / adjustment is not expected to significantly impact the stock price. Note that historical periods of volatility in the Company’s stock price have often followed articles from short-sellers on the Company’s operating practices, not financial disclosures.

11.	Does the adjustment conceal an attempt to manage earnings? No, the adjustment resulted from a difference in the interpretation of GAAP. The adjustments actually increase earnings.

Based on the above qualitative analysis and related answers to the questions noted herein, we believe the change in the methodology for valuing the IPRD asset and related liability as of and for the three months ended June 30, 2013, September 30, 2013, December 31, 2013 and March 31, 2014, as well as the year to date financials for the periods ended June 30, 2013, September 30, 2013 and December 31, 2013 is qualitatively immaterial.

SAB 99 Books and Records Requirement

SAB 99 has specific requirements for documentation of a materiality analysis of a misstatement. The above discussion has addressed the significance of the misstatement and how the misstatement arose. We note that if we were to correct the error and restate prior periods, the cost to the Company would be quite significant and detrimental to the investor. The costs involved would include the cost associated with internal management time, the cost of the outside audit firm, the cost associated with outside legal counsel, the cost associated with the financial printer and filing of the respective documents, etc. However, because we have concluded that the change is immaterial, the cost involved in correcting the error in future filings is also immaterial.

SAB 108 & SAB 99 Conclusion

Based on the above analysis for both quantitative and qualitative impact, the Company believes that the change in the accounting treatment from ASC 815 (derivative) to ASC 450 (contingencies) relative to the Synacthen liability, is immaterial and would not have changed the judgment of a reasonable person relying upon the financial statements had the change been included in the financial statements at the time that the financial statements were initially filed with the SEC. As the impact of correcting the prior period misstatement in the June 30, 2014 10-Q is not expected to have a material impact on 2014 income, we have determined that the immaterial error will be disclosed as an out of period error correction (ASC 250-10-45-27) and will be adjusted prospectively.

Future Filing Disclosures

Our Form 10-Q to be filed with the SEC for the three and six months ended June 30, 2014 will include “out of period adjustment” language, as noted herein.

2. Summary of Significant Accounting Policies

Out of Period Adjustment

The three and six months ended June 30, 2014 consolidated financial statements include an out of period adjustment for corrections to amortization expense and changes in fair value, net of income tax expense relative to the recording of the Synacthen asset and liability based on the probable and estimable contingent loss criteria. The out of period adjustment is not considered material to total assets, total liabilities, income tax expense or net income in all prior and current periods.

Below would be the disclosures in our future filings:

7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2013. This table does not include potential milestone payments, future sales-based royalty obligations and assumes non-termination of agreements (in thousands):

	Payments Due by Period
	Total	1 Year or Less	1 to 3 Years	3 to 5 Years	After 5 Years
	(In $000’s)
Minimum payments remaining under operating leases(1)	$13,654	$5,651	$6,296	$1,376	$331
Novartis (2)	125,000	25,000	50,000	50,000	0
BioVectra Shareholders (3)	37,462	4,238	33,224	0	0
Long-term debt (4)	15,663	1,665	5,721	2,806	5,471
Potency Testing (5)	6,000	2,000	4,000	0	0

Total contractual cash obligations	$197,779	$38,554	$99,241	$54,182	$5,802

Total contractual cash obligations include the following:

(2)	Under the terms of the transaction agreements, we paid Novartis an upfront consideration of $60 million. We will also be making annual cash payments of $25 million on each of the first, second and third anniversaries of the Effective Date, a potential additional annual cash payment on each anniversary subsequent to the third anniversary until we obtain the first approval of the FDA related to the products, or the FDA Approval, and a milestone payment upon our receipt of the FDA Approval. If we successfully obtain the FDA Approval, we will pay an annual royalty to Novartis based on a percentage of the net sales of the product in the U.S. market until the maximum payment is met. The first three annual payments aggregating to $75 million are secured by a letter of credit. We are contingently liable for an additional $115 million for the other potential milestones. In no event will the total payments related to this transaction exceed $300 million. As of December 31, 2013, we had an asset (because it was determined that the intangible asset has alternative future use) related to the acquisition of Synacthen of $179.8 million and a corresponding liability of $125.0 million. The asset and liability were originally recorded based on the probable and estimable contingent loss criteria. We determined that the first three annual payments, secured by a letter of credit, plus the next two annual payments (which are required if there isn’t a competitive drug approved by the FDA in that time period) are all probable and reasonably estimable. The asset is considered to be definite-lived and is amortized over its useful life to research and development expense.

Notes to the Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable, dividends payable, accrued liabilities, and current and long-term debt. We believe that the fair value of these financial instruments approximate the reported carrying amounts.

2. Acquisitions

Acquisition of Synacthen

As of December 31, 2013, we had an asset (because it was determined that the intangible asset has alternative future use) related to the acquisition of Synacthen of $179.8 million and a corresponding liability of $125.0 million. The asset and liability were originally recorded based on the probable and estimable contingent loss criteria. We determined that the first three annual payments, secured by a letter of credit, plus the next two annual payments (which are required if there isn’t a competitive drug approved by the FDA in that time period) are all probable and reasonably estimable. The asset is considered to be definite-lived and is amortized over its useful life to research and development expense.

4. Short-Term Investments and Fair Value Measurements

A summary of cash equivalents and short-term investments, classified as available-for-sale, and carried at fair value is as follows (in thousands):

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Estimated Fair Value
December 31, 2013
Cash equivalents	$13,351	$—	$—	$13,351

Short-term investments:
Corporate bonds	$45,190	$11	$(14)	$45,187
U.S. Government-sponsored enterprises	14,539	3	(4)	14,538
Municipal bonds	9,438	4	(1)	9,441

	$69,167	$18	$(19)	$69,166

December 31, 2012
Cash equivalents	$7,740	$—	$—	$7,740

Short-term investments:
Certificates of deposit	$720	$2	$—	$722
Corporate Bonds	47,857	29	(8)	47,878
Government-sponsored enterprises	24,699	13	—	24,712
Municipal bonds	1,395	1	(3)	1,393

	$74,671	$45	$(11)	$74,705

Cash proceeds from the sale of our short-term investments are generally reinvested; however, during 2013, we used some of the proceeds to acquire both BioVectra and Synacthen. Cash proceeds are being reinvested.

The amortized cost and fair value of available-for-sale securities at December 31, 2013, by contractual maturity, are as follows (in thousands):

	Amortized Cost	Estimated Fair Value
Due in one year or less	$31,717	$31,721
Due after one through two years	37,450	37,445

Total available-for-sale securities	$69,167	$69,166

As of December 31, 2013, the average contractual maturity of our short-term investments was approximately 13 months.

As of December 31, 2013, we had the following available-for-sale securities that were in an unrealized loss position but were not deemed to be other-than-temporarily impaired (in thousands):

	Less Than 12 Months		12 Months or Greater
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
Corporate bonds	$(4)	$9,809	$(10)	$8,932
U.S. Government-sponsored enterprises	—	—	(4)	9,033
Municipal bonds	—	1,336	(1)	1,473

Total	$(4)	$11,145	$(15)	$19,438

The gross unrealized losses reported above for December 31, 2013 were caused by general fluctuations in market interest rates from the respective purchase date of these securities through December 31, 2013. No significant facts or circumstances have occurred to indicate that these unrealized losses are related to any deterioration in the creditworthiness of the issuers of the marketable securities we own. Based on our review of these securities, including our assessment of the duration and severity of the related unrealized losses, we have not recorded any other-than-temporary impairments on these investments.

Fair Value Measurements

We account for fair value measurements under Accounting Standards Codification 820 “Fair Value Measurements and Disclosures,” or ASC 820, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.

•	Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

We have segregated all assets and liabilities measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. As of December 31, 2013 and 2012, assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

		Basis of Fair Value Measurements
Balance Sheet Classification		Balance at December 31, 2013	Level 1	Level 2	Level 3
Cash and cash equivalents	Cash and cash equivalents	$13,351	$5,260	$8,091	$—
Short-term investments	Corporate bonds	45,187	—	45,187	—
Short-term investments	Government-sponsored enterprises	14,538	—	14,538	—
Short-term investments	Municipal bonds	9,441	—	9,441	—

	Total assets	$82,517	$5,260	$77,257	$—

Current liabilities	Current portion of contingent consideration in conjunction with acquisition of BioVectra	$4,238	$—	$—	$4,238
Non-current liabilities	Contingent consideration in conjunction with acquisition of BioVectra	33,224	—	—	33,224

	Total liabilities	$37,462	$—	$—	$37,462

		December 31, 2012	Level 1	Level 2	Level 3
Cash and cash equivalents	Cash and cash equivalents	$7,740	$7,242	$498	$—
Short-term investments	Certificates of deposit	722	—	722	—
Short-term investments	Corporate bonds	47,878	—	47,878	—
Short-term investments	Government-sponsored enterprises	24,712	—	24,712	—
Short-term investments	Municipal bonds	1,393	—	1,393	—

	Total assets	$82,445	$7,242	$75,203	$—

The fair value of contingent consideration in conjunction with the acquisition of BioVectra was determined to be Level 3 under the fair value hierarchy. The following table presents the fair value, valuation technique and related unobservable input for the Level 3 measurements:

	Fair Value	Valuation Technique	Unobservable Input	Rate
Contingent consideration in conjunction with the acquisition of Bio Vectra estimate	$37,462	Probability weighted discounted future cash flows	Discount rate	5%

Investment securities are exposed to various risk factors, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in these risk factors in the near term could have an adverse material impact on our results of operations or shareholders’ equity.

The following table represents a roll forward of the fair value of Level 3 instruments, comprised solely of the contingent consideration, including the current portion of the contingent consideration:

December 31, 2013
Balance at beginning of period	$—
Amounts acquired or issued	30,383
Change due to compensation expense	1,893
Change due to time value of money	1,125
Change due to foreign currency translation adjustment	(2,368)
Changes in fair value	6,429

Balance at end of period	$37,462

If inputs in our fair value models were to change, resulting in a change in our contingent consideration, we believe such change could result in a material change in our financial position.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. In other words, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). At March 31, 2013, we had determined that the portion of the value of our purchased technology associated with our prior acquisition of Doral was impaired. This determination was based on a signed purchase agreement dated April 30, 2013 for the disposition of Doral. Based on the agreement, we did not recover and therefore wrote off $0.7 million as of March 31, 2013. During the year ended December 31, 2013, we sold the asset for $0.7 million, the residual net book value.

7. Indemnifications, Commitments and Contingencies

Commitments

On June 11, 2013, the Effective Date, we acquired from Novartis a license to develop, market, manufacture, distribute, sell and commercialize Synacthen and Synacthen Depot for all uses in humans in the United States. Under the terms of the transaction agreements, we paid Novartis an upfront consideration of $60 million. We will also be making annual cash payments of $25 million on each of the first, second and third anniversaries of the Effective Date, a potential additional annual cash payment on each anniversary subsequent to the third anniversary until we obtain the first approval of the FDA related to the products, or the FDA

Approval, and a milestone payment upon our receipt of the FDA Approval. If we successfully obtain the FDA Approval, we will pay an annual royalty to Novartis based on a percentage of the net sales of the product in the U.S. market until the maximum payment is met. The first three annual payments aggregating to $75 million are secured by a letter of credit and classified as restricted cash on the Condensed Consolidated Balance Sheets. In no event will the total payments related to this transaction exceed $300 million. As of December 31, 2013, we had an asset (because it was determined that the intangible asset has alternative future use) related to the acquisition of Synacthen of $179.8 million and a corresponding liability of $125.0 million. The asset and liability were originally recorded based on the probable and estimable contingent loss criteria. We determined that the first three annual payments, secured by a letter of credit, plus the next two annual payments (which are required if there isn’t a competitive drug approved by the FDA in that time period) are all probable and reasonably estimable. The asset is considered to be definite-lived and is amortized over its useful life to research and development expense.